KENNETH L. BETTS

PARTNER

214-453-6435

kbetts@winston.com

December 29, 2017

SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3233

Re:	Hall Structured Finance II, LLC
Draft Offering Statement on Form 1-A
Submitted October 24, 2017
File No. 024-10770

Ladies and Gentlemen:

On behalf of Hall Structured Finance II, LLC (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephonic communication on December 19, 2017 regarding Company’s Offering Statement on Form 1-A (File No. 024-10770) (the “Offering Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 1 to the Offering Statement (“Amendment No. 1”), which includes changes to the Offering Statement in response to the Staff’s comments, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Offering Statement.

We understand that the Staff may have additional comments after reviewing Amendment No. 1 and the responses set forth below.

For your convenience, the Staff’s comment is set forth below in bold font, with the Company’s response immediately following such comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

General

1.	Please revise the legal opinion regarding the validity of the securities being registered to address the enforceability of the Debentures.

Response: In response to the Staff’s comment, the Company has submitted a revised opinion as Exhibit 12.1 to the Offering Statement which includes the requested language.

Securities and Exchange Commission Division of Corporate Finance Office of Real Estate and Commodities December 29, 2017 Page 2

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:	Mark Blocher